Exhibit 99.5
Notice to ASX/LSE

Rio Tinto and Turquoise Hill Resources agree funding plan for Oyu Tolgoi
10 September 2020
Rio Tinto and Turquoise Hill Resources (TRQ) have entered into a memorandum of understanding (MOU), which provides a clear pathway to progress the financing for completion of the Oyu Tolgoi Underground Project in Mongolia and address TRQ’s funding position.

The MOU reflects the parties’ agreement that, subject to timing, availability and terms and conditions being acceptable to both parties, they will:
•pursue re-profiling of principal debt repayments with lenders under the existing project finance arrangements to better align with the revised mine plan, project timing and cash flows;
•seek to raise up to $500 million in additional lending under the existing project financing arrangements from selected international financial institutions; and
•while TRQ continues to explore other options for additional debt funding, which Rio Tinto will consider, Rio Tinto has advised TRQ that it does not currently support or expect to consent to any additional debt or other sources of funding. Rio Tinto and TRQ acknowledge that any balance of the funding required for Oyu Tolgoi to achieve completion of the underground mine will need to be met by way of a TRQ equity offering.

Rio Tinto chief executive of Copper & Diamonds, Arnaud Soirat, said “The MOU agreed today with TRQ provides a clear funding pathway for the completion of the Oyu Tolgoi Underground Project. We will continue working with TRQ and the Government of Mongolia to progress the underground project, which has the potential to unlock the most valuable part of the mine for the benefit of all stakeholders.”

Canadian early warning disclosure

Rio Tinto currently beneficially owns 1,021,966,440 common shares of TRQ, representing approximately 50.8% of the issued and outstanding common shares of TRQ. Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of TRQ so as to maintain its proportionate equity interest in TRQ from time to time.

As the subscription price for and the amount of any equity offering is not determinable at this time, the number of TRQ common shares Rio Tinto will beneficially own following closing of any such equity offering cannot be determined at this time.

Except in connection with any such equity offering, Rio Tinto has no present intention of acquiring additional securities of TRQ. Depending upon its evaluation of the business, prospects and financial condition of TRQ, the market for TRQ’s securities, general economic and tax conditions and other factors, Rio Tinto may directly or indirectly acquire or sell some or all of the securities of TRQ.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404